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                            November 25, 2020

       Mark Zagorski
       Chief Executive Officer
       DoubleVerify Holdings, Inc.
       233 Spring Street
       New York, NY 10013

                                                        Re: DoubleVerify
Holdings, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
12, 2020
                                                            CIK No. 0001819928

       Dear Mr. Zagorski:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated October 19, 2020.

       DRS/A Submitted on November 12, 2020

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 regarding the basis for your belief as to why
                                                        you are a    leading
software platform for digital media measurement and analytics industry. Please
briefly summarize your response in your prospectus summary; i.e., that you base your
leadership on the breath of solutions you offer, your track record of innovation, and your
accreditations.
 Mark Zagorski
FirstName LastNameMark
DoubleVerify Holdings, Inc.Zagorski
Comapany 25,
November  NameDoubleVerify
              2020            Holdings, Inc.
November
Page 2    25, 2020 Page 2
FirstName LastName
Use of Proceeds, page 42

2.       Please disclose that affiliates of Goldman Sachs & Co. LLC and J.P.
Morgan
         Securities LLC will receive net offering proceeds in connection with the repayment of the
         New Revolving Credit Facility. Quantify the amounts they will receive. You may contact Morgan Youngwood, Senior Staff Accountant, at (202)
551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Morgan J. Hayes, Esq.